Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Consolidated Financial Statements

For the quarter ended November 30, 2009

Filed: January 14, 2010

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)	Nov. 30, 2009	Aug. 31, 2009
ASSETS

CURRENT
Cash and cash equivalents	$ 31,877,499	$ 32,965,685
Amounts receivable (Note 3)	339,978	344,538
Available-for-sale securities (Note 4)	2,950,320	2,135,002
Due from WBJV partners (Note 5)	1,221,504	988,880
Due from JOGMEC partner (Note 6(a)(i))	295,636	224,482
Prepaid expenses and other assets	34,921	50,812
Total current assets	36,719,858	36,709,399
PERFORMANCE BONDS	130,843	137,849
INVESTMENT IN WBJV (Note 5)	20,931,847	20,561,154
MINERAL PROPERTIES (Note 6)	6,084,436	6,057,034
FIXED ASSETS (Note 7(a))	364,640	365,079
SURFACE RIGHTS (Note 7(b))	3,240,282	3,240,282
Total assets	$ 67,471,906	$ 67,070,797

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 11(a))	$ 1,358,423	$ 861,041
Total liabilities	1,358,423	861,041

SHAREHOLDERS' EQUITY

Share capital (Note 8)	90,000,153	89,945,316
Contributed surplus	11,605,172	11,458,915
Accumulated other comprehensive income	(1,865,195)	(975,575)
Deficit accumulated during the exploration and development stage	(33,626,647)	(34,218,900)
Total shareholders' equity	66,113,483	66,209,756
Total liabilities and shareholders' equity	$ 67,471,906	$ 67,070,797
CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 15)

APPROVED BY THE DIRECTORS:
"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Interim Consolidated Statements of Operations
(Unaudited)

(expressed in Canadian dollars)
	Three Months	Three Months
	Ended	Ended
	Nov. 30, 2009	Nov. 30, 2008

EXPENSES
Amortization	$ 27,656	$ 36,152
Annual general meeting	42,366	42,916
Filing and transfer agent fees	22,401	14,762
Foreign exchange loss (gain)	9,034	(136,506)
Insurance	25,184	30,378
Management and consulting fees	260,365	321,725
News releases, print and mailout	27,669	17,504
Office and miscellaneous	31,797	51,777
Professional fees	203,130	276,586
Promotion	35,142	39,943
Rent	58,973	45,043
Salaries and benefits	370,556	364,891
Shareholder relations	45,991	102,269
Stock compensation expense	137,600	802,409
Telephone	16,053	17,266
Travel	108,048	124,353
Recoveries	(59,132)	(60,923)
	(1,362,833)	(2,090,545)
Less interest earned	35,444	102
Loss for the period before other items	(1,327,389)	(2,090,443)
Other items:
Realized gain on available-for-sale securities (Note 4)	2,100,080	-
Gain on sale of fixed assets	1,376	-
Profit (loss) for the period before income taxes	774,067	(2,090,443)

Future income tax expense	(181,814)	(9,995)
Profit (loss) for the period	$ 592,253	$ (2,100,438)

Other comprehensive income (loss)
Realized gain on available-for-sale securities	(1,258,002)	-
Unrealized gain (loss) on available-for-sale
securities (Note 4)	165,954	(362,950)
Comprehensive loss for the period	$ (499,795)	$ (2,463,388)

Basic and diluted earnings (loss) per common share	$ 0.01	$ (0.03)

Weighted-average number of common shares outstanding	92,832,876	65,816,344

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Shareholders' Equity
August 31, 2006, to November 30, 2009
(Unaudited)
(expressed in Canadian dollars)
					Deficit
					accumulated
				Accumulated	during
	Common shares			other	exploration &	Total
	without par value		Contributed	comprehensive	development	shareholders'
	Shares	Amount	surplus	income	stage	equity
Balance, August 31, 2006	53,691,178	39,798,768	1,785,705	(658,381)	(15,410,804)	25,515,288
Issued on exercise of warrants	6,333,194	11,454,791	-	-	-	11,454,791
Issued on exercise of stock options	914,375	892,557	(266,982)	-	-	625,575
Issued for mineral properties net of costs	50,000	227,742	-	-	-	227,742
Stock options granted	-	-	1,487,661	-	-	1,487,661
Translation adjustment	-	-	-	(1,707,495)	-	(1,707,495)
Net loss	-	-	-	-	(6,758,123)	(6,758,123)
Balance, August 31, 2007	60,988,747	52,373,858	3,006,384	(2,365,876)	(22,168,927)	30,845,439
Transition adjustment (Note 4)	-	-	-	1,592,901	-	1,592,901
Issued on exercise of warrants	850,000	1,487,500	-	-	-	1,487,500
Issued on exercise of stock options	760,500	1,334,748	(512,924)	-	-	821,824
Issued for mineral properties net of costs	50,000	163,236	-	-	-	163,236
Stock options granted	-	-	1,288,383	-	-	1,288,383
Translation adjustment	-	-	-	(674,771)	-	(674,771)
Unrealized loss on AFS securities	-	-	-	(821,101)	-	(821,101)
Net loss	-	-	-	-	(5,086,589)	(5,086,589)
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares and warrants for cash	29,969,770	34,174,382	5,288,917	-	-	39,463,299
Issued on exercise of stock options	196,650	411,592	(129,952)	-	-	281,640
Stock options granted	-	-	2,518,107	-	-	2,518,107
Translation adjustment	-	-	-	428,820	-	428,820
Unrealized gain on AFS securities	-	-	-	864,452	-	864,452
Net loss	-	-	-	-	(6,963,384)	(6,963,384)
Balance, August 31, 2009	92,815,667	89,945,316	11,458,915	(975,575)	(34,218,900)	66,209,756
Issued on exercise of stock options	33,000	54,837	(18,637)	-	-	36,200
Stock options granted	-	-	164,894	-	-	164,894
Translation adjustment	-	-	-	202,428	-	202,428
Realized gain transferred to income				(1,258,002)		(1,258,002)
Unrealized gain on AFS securities	-	-	-	165,954	-	165,954
Net profit for the period	-	-	-	-	592,253	592,253
Balance, November 30, 2009	92,848,667	$ 90,000,153	$ 11,605,172	$ (1,865,195)	$ (33,626,647)	$ 66,113,483

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months
	Ended	Ended
	Nov. 30, 2009	Nov. 30, 2008

OPERATING ACTIVITIES
Profit (loss) for the period	$ 592,253	$ (2,100,438)
Add items not affecting cash
Amortization	27,656	36,152
Future income tax charge	181,814	9,995
Realized gain on available-for-sale securities	(2,100,080)	-
Non-cash stock compensation expense	137,600	802,409
Net change in non-cash working
capital (Note 13)	268,942	(361,042)
	(891,815)	(1,612,924)

FINANCING ACTIVITIES
Performance Bonds	7,006	-
Issuance of common shares	36,200	7,320,931
	43,206	7,320,931

INVESTING ACTIVITIES
Acquisition of fixed assets	(27,217)	(6,445)
Acquisition cost of mineral properties	(15,706)	(16,542)
Expenditure on exploration	(11,696)	(77,765)
Investment in and advances to WBJV	(184,958)	515,951
	(239,577)	415,199
Net (decrease) increase in cash and cash equivalents	(1,088,186)	6,123,206
Cash and cash equivalents, beginning of year	32,965,685	1,779,871
Cash and cash equivalents, end of period	$ 31,877,499	$ 7,903,077

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

1.

NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)

Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.  The Company does not currently have any VIEs.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) and in turn its wholly-owned subsidiary Wesplats Holdings (Proprietary) Limited (“Wesplats”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. Wesplats owns surface rights areas overlying and adjacent to mineral rights held by PTM RSA and on behalf of the Company.  All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the WBJV (Note 5) is accounted for as an investment in the WBJV.

(b)

Mineral properties, surface rights, and deferred exploration and development costs

Mineral properties consist of exploration and mining concessions, options, contracts and certain surface rights. Surface rights that have no associated mineral title and which are owned by the Company outright are shown separately. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. Development expenditures incurred subsequent to the establishment of economic recoverability and upon receipt of project development approval from the Board of Directors are capitalized and included in the carrying amount of the related property. If put into production, the costs of acquisition, exploration and development will be amortized over the life of the property based on estimated economic reserves. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

Management of the Company reviews and evaluates the carrying value of each mineral property and its investment in the WBJV for impairment regularly. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value.  Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management’s estimates, the Company has determined that there are no significant reclamation liabilities as at period end.

(e)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (f)

Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software

30% declining balance

Office furniture and equipment

20% declining balance

Vehicles

30% declining balance

Leasehold improvements

2 years straight line

 (g)

Short-term investments

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

(h)

Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(i)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(j)

Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The investment in the WBJV is translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity in accumulated other comprehensive income until they are realized by a reduction in the investment.

(k)

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to the investment in WBJV or mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

 (l)

Financial instruments

The Company’s financial instruments are comprised primarily of cash and cash equivalents, available-for-sale (AFS) securities, amounts receivable, amounts due from JOGMEC partner, amounts due from WBJV partners, performance bonds, and accounts payable and accrued liabilities.

Cash and cash equivalents are recognized at their fair value. AFS securities

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

are recorded in the financial statements at fair value; and the carrying value of all other financial instruments approximate their fair values due to their short-term maturity or their capacity of prompt liquidation.

(m)

New accounting pronouncements

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 has had no impact on the consolidated financial position or results of operations for the period.

On March 27, 2009, the Canadian Institute of Chartered Accountants (“CICA”) approved EIC 174, “Mining Exploration Costs”. The EIC provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general. The Company has applied this new abstract at the date of issuance resulting in no impact on its consolidated financial statements.

In July 2009, the CICA approved amendments to Section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments. The amendments to Section 3862 apply for financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

3.

AMOUNTS RECEIVABLE

	Nov. 30, 2009	Aug. 31, 2009
Expenditure advances receivable	$ 4,305	$ 3,581
Due from related parties (Note 11 (b) and (c ))	52,175	17,172
Goods and services tax recoverable	25,629	37,160
South African value added tax ("VAT") recoverable	246,113	272,973
Interest receivable	11,756	13,652
	$ 339,978	$ 344,538

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

4.

AVAILABLE-FOR-SALE SECURITIES

The Company had the following marketable securities accounted for as available-for-sale.

November 30, 2009	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	576,000	626,000
Lakeshore Gold Corp.	584,000	2,260,080	64,240	2,324,320
Total Marketable Securities		2,310,080	640,240	2,950,320

August 31, 2009	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	445,000	495,000
West Timmins Mining Inc.	800,001	160,000	1,480,002	1,640,002
Total Marketable Securities		210,000	1,925,002	2,135,002

On November 6, 2009 pursuant to an agreement between West Timmins Mining Inc. and Lake Shore Gold Corp., the Company exchanged its 800,001 shares in West Timmins Mining Inc. for common shares in Lake Shore Gold Corp. at a share exchange rate of 1 West Timmins share to each 0.73 share of Lake Shore Gold. A gain of $2,100,080 has been realized on the transaction.

During the period ended November 30, 2009 after an adjustment of future income tax of $29,286 (November 30, 2008 - future income tax recovery of $64,050) the Company recognized an unrealized gain of $165,954 (November 30, 2008 - unrealized loss of $362,950) on marketable securities designated as available-for-sale instruments in other comprehensive income.

The MAG Silver Corp. and West Timmins Mining Inc. are related parties of the Company, as discussed in Note 11.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

5.

INVESTMENT IN WESTERN BUSHVELD JOINT VENTURE (THE “WBJV”)

	Nov. 30, 2009	Aug. 31, 2009
Opening Balance	$23,172,981	$21,935,272
Additional investment	168,265	1,237,709
Balance before translation	23,341,246	23,172,981
Translation adjustment	(2,409,399)	(2,611,827)
Ending Balance	$20,931,847	$20,561,154

Details of the assets of the WBJV, excluding the property rights contributed by the other venture partners, are as follows:

	Nov. 30, 2009	Aug. 31, 2009
Acquisition and Capital costs
Balance, beginning of period	$ 4,679,148	$ 4,675,587
Incurred during period	-	3,561
Translation adjustment	(453,949)	(482,626)
Balance, end of period	$ 4,225,199	$ 4,196,522
Deferred exploration costs
Balance, beginning of period	$ 39,006,062	$ 36,656,854
Assays and geochemical	39,492	39,172
Drilling	670	200,619
Geological and engineering	271,610	1,222,606
Geophysical	1,136	142,153
Site administration	26,401	122,575
Stock compensation	38,194	582,832
Travel	12,234	39,251
	39,395,799	39,006,062
Translation adjustment	(1,955,450)	(2,129,201)
Balance, end of period	$ 37,440,349	$ 36,876,861
Less other partners' interest	(20,733,701)	(20,512,229)
Investment in WBJV	$ 20,931,847	$ 20,561,154

Expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in accumulated other comprehensive income as a separate component of shareholders’ equity.

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (the “WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. Later, in 2007, Anglo Platinum contributed its 50% interest in Portion 11 of the farm Frischgewaagd bringing the total area of the WBJV to approximately 72 square kilometres. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest.  The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV).  In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”) and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded an earn-in exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have funded expenditures pro-rata based upon their working interest in the Joint Venture.  At November 30, 2009 the Company recorded outstanding receivables of $1,221,504 due from Anglo Platinum ($713,042 or Rand 5.007 M) and Africa Wide ($508,462 or Rand 3.571 million) for work completed on the WBJV.

The Company published a Feasibility Study for Project 1 of the WBJV on July 7, 2008.  Based on the WBJV resource estimate prepared for that Feasibility Study, and under the terms of the original WBJV agreement, the respective deemed capital contribution of each party was to be credited by adding an equalization amount calculated upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from the contributed properties comprising the WBJV, determined in accordance with the South African Mineral Resource Committee (“SAMREC”) code. Inferred ounces were to be credited at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo Platinum in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ were to receive an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce.  The Company’s equalization amount, including an interest charge since January 1, 2009, payable to the credit of Anglo Platinum is approximately $26 million at present, subject to Canadian dollar exchange rates to the Rand and eight month average exchange rates for the US dollar to the Rand.

On September 2, 2008 the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV.  On December 8, 2008 the Company announced the execution of definitive agreements formalizing the earlier announcement.  Under the terms of the agreement Anglo Platinum will vend its entire 37% interest in the WBJV to Wesizwe for common shares representing approximately a 26.5% interest in Wesizwe. The Company will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of its 18.5% interest in Project 2 and Rand 408 million in cash (approximately $58.1 million at January 14, 2009). This will bring the Company’s interest in Projects 1 and 3 to 74% while at the same time eliminating its holdings in Project 2.  The cash payment to Wesizwe will be deferred until nine months after the effective date of the transaction and will then be held in escrow to be applied towards Wesizwe’s capital requirements for the Projects 1 and 3. The effective date will occur upon the completion of conditions precedent and the transfer and registration of mineral titles between the parties by the Department of Mineral Resources in South Africa.  The effective date is expected in early 2010.  Should the Company not make the payment due to Wesizwe on time Wesizwe may elect to claw back approximately 19.0% percent of Projects 1 and 3, reducing the Company’s interest to approximately 55%.

Under the terms of the December 8, 2008 agreement the equalization amount due to Anglo Platinum by the Company will become payable on the effective date of the definitive agreements, discussed above.  In the event the Company does not make the equalization payment on the date required, Anglo Platinum may elect to extend the payment deadline for six months, with interest, or they may elect to take payment in common shares of Wesizwe, at which point the right to accept the equalization payment would transfer to Wesizwe.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

6.

MINERAL PROPERTIES

Period ended November 30, 2009

	South Africa			Canada

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 59,995	$ 144,498	$ 3,321	$ 598,571	$ 313,864	$ 60,000	$ 1,180,249
Incurred during period	4,579	1,288	9,839	-	-	-	15,706
Balance, end of period	$ 64,574	$ 145,786	$ 13,160	$ 598,571	$ 313,864	$ 60,000	$ 1,195,955

Deferred exploration costs
Assays and geochemical	$ -	$ 63,578	$ -	$ -	$ -	$ -	$ 63,578
Drilling	-	478,899	-	-	-	-	478,899
Geological	990	82,454	10,706	-	-	-	94,150
Maps, fees and licenses	-	-	-	-	-	-	-
Site administration	-	19,561	-	-	-	-	19,561
Travel	-	60,172	-	-	-	-	60,172
	990	704,664	10,706	-	-	-	716,360
Balance, beginning of year	892,135	2,271,260	632,011	363,755	563,687	153,937	4,876,785
Recoveries	-	(704,664)	-	-	-	-	(704,664)
Balance, end of period	$ 893,125	$ 2,271,260	$ 642,717	$ 363,755	$ 563,687	$ 153,937	$ 4,888,481
Total Mineral Properties	$ 957,699	$ 2,417,046	$ 655,877	$ 962,326	$ 877,551	$ 213,937	$ 6,084,436

Year ended August 31, 2009

	South Africa			Canada

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 52,037	$ 134,358	$ 2,692	$ 598,571	$ 313,864	$ 60,000	$ 1,161,522
Incurred during period	7,958	10,140	629	-	-	-	18,727
Balance, end of period	$ 59,995	$ 144,498	$ 3,321	$ 598,571	$ 313,864	$ 60,000	$ 1,180,249

Deferred exploration costs
Assays and geochemical	$ -	$ 88,570	$ 14,539	$ 1,458	$ 2,453	$ 7,531	$ 114,551
Drilling	-	434,764	-	-	47,566	47,566	529,896
Geological	777	160,620	82,625	3,655	13,083	13,083	273,843
Maps, fees and licenses	-	-	-	-	67	-	67
Site administration	157	130,174	428	-	-	-	130,759
Travel	-	17,740	85	-	-	-	17,825
	934	831,868	97,677	5,113	63,169	68,180	1,066,941
Balance, beginning of year	891,201	2,235,318	573,552	358,642	500,518	85,757	4,644,988
Recoveries	-	(795,926)	(39,218)	-	-	-	(835,144)
Balance, end of period	$ 892,135	$ 2,271,260	$ 632,011	$ 363,755	$ 563,687	$ 153,937	$ 4,876,785
Total Mineral Properties	$ 952,130	$ 2,415,758	$ 635,332	$ 962,326	$ 877,551	$ 213,937	$ 6,057,034

(a)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg.  The Company now holds New Order prospecting permits on 100% of this territory.  Acquisition and exploration costs on these properties to November 30, 2009 total $3,374,745.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to November 30, 2009 amounted to approximately $1,500,590. At November 30, 2009 an amount of $295,636 was receivable from JOGMEC for work completed under approved work programs. This amount was subsequently received.

(ii)

Other

During 2009 the Company acquired by staking various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterburg project area on the far Northern Limb of the Bushveld Complex.

(b)

Ontario, Canada

 (i)

Lac des Iles (“LDI”) River

On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

(ii)

South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)

Shelby Lake

On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(c)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

7.

FIXED ASSETS

(a)

Equipment, Leaseholds and Vehicles

	November 30, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	500,343	350,401	$ 149,942
Leasehold improvements	38,642	29,194	9,448
Office furniture and equipment	257,616	119,589	138,026
Vehicles	83,472	16,248	67,224
	880,072	515,432	$ 364,640

	August 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$ 495,049	$ 337,386	$ 157,663
Leasehold improvements	38,642	28,423	10,219
Office furniture and equipment	257,445	112,977	144,468
Vehicles	85,818	33,089	52,729
	$ 876,954	$ 511,875	$ 365,079

(b)

Surface Rights

The Company acquired the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ in exchange for total payments of approximately $1.4 million.  These properties were contributed to the WBJV under the terms of the original WBJV agreement and the Company’s cost for these properties is included in its deferred costs for the WBJV.

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approx. C$1.09 million).  During the 2008 year the Company also entered into a legally binding agreement for the purchase of surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. C$2.07 million).  Prior to August 31, 2008 the Company paid a 10% deposit of Rand 1.507 million (approx. C$0.20 million) for this property and the balance of Rand 13.562 million (approx. C$1.953 million) was later paid in March 2009. The rights to these two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV as described above.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

8.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At November 30, 2009 there were 92,848,667 shares outstanding.

During the period ended November 30, 2009:

(i)

33,000 stock options were exercised for proceeds of $36,200.

During the year ended August 31, 2009:

(ii)

the Company closed a brokered placement on June 16, 2009 for gross proceeds of $35,002,020 upon the issue of 24,999,300 units at a price of $1.40 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. $29,713,103 of the gross proceeds were assigned to the common shares included in the units and $5,288,917 to the warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $1.75 per warrant for 18 months from the closing date. The Company paid the underwriters a fee of $2,100,121 representing 6% of the aggregate gross proceeds of the offering. Other issue costs which included filing fees to the TSX and NYSE Alternext, other underwriters’ expenses, and legal fees to lawyers totaled $746,681. Net proceeds for the financing totaled $32,155,218.

(iii)

the Company closed a non-brokered private placement on October 3 and October 7, 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. Other issue costs which included filing fees to the TSX and NYSE Alternext, and legal fees to lawyers totaled $117,148. Net proceeds for the financing totaled $7,308,081.

(iv)

196,650 stock options were exercised for proceeds of $281,640.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

The following tables summarize the Company’s outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	November 30,	Contractual	November 30,
Price	2009	Life (Years)	2009

1.00	1,078,625	0.22	1,078,625
1.05	37,500	0.67	37,500
1.40	1,379,000	4.70	1,379,000
1.50	9,500	1.11	9,500
1.60	1,492,000	3.88	1,492,000
1.85	175,000	1.73	175,000
1.95	50,000	4.18	50,000
2.27	10,000	4.19	10,000
2.57	885,000	2.13	885,000
4.15	150,000	2.90	150,000
4.40	850,000	2.90	850,000
	6,116,625	2.92	6,116,625

The weighted average exercise price of the exercisable options at period end was $2.05.

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Options outstanding at August 31, 2008	3,857,875	2.56
Granted	3,279,000	1.52
Exercised	(196,650)	1.43
Forfeited	(790,600)	2.54
Options outstanding at August 31, 2009	6,149,625	$ 2.04
Granted	-	-
Exercised	(33,000)	1.10
Forfeited	-	-
Options outstanding at November 30, 2009	6,116,625	$ 2.05

During the period ended November 30, 2009 the Company granted nil stock options to employees (Nov.30, 2008 – 1,727,000). The Company has recorded $164,894 ($137,600 expensed and $27,294 capitalized to the WBJV, not including gross up FIT liability of $10,900 (Nov.30, 2008 - $54,055)) of compensation expense relating to stock options granted or vested in this period (Nov.30, 2008 - $939,476 ($802,409 expensed and $137,067 capitalized to the WBJV)). Cash received from the exercise of stock options during the period ended November 30, 2009 was $36,200 (Nov.30, 2008 - $12,850).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the period:

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

	Nov. 30 2009	Nov. 30, 2008
Risk-free interest rate	N/A	2.73
Expected life of options	N/A	3.5
Annualized volatility	N/A	73.73
Dividend rate	N/A	0.00%

(d)

Share purchase warrants

During the year ended August 31, 2009, 12,537,150 purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009. These warrants have an expiry date of December 16, 2010. None of the warrants have been exercised.

9.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meets its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at November 30, 2009, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

10.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

(i)

Trade credit risk

The Company is an exploration and development company, and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered banks that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Due from WBJV partners and due from Jogmec partner

In order to manage credit risk management regularly reviews amounts outstanding from partners and considers recoverability.

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing.  The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing.  The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, amounts due from WBJV partners, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  At November 30, 2009, based on this exposure a 10% change in the Canadian dollar versus Rand foreign exchange rate would give rise to a change in the loss and comprehensive loss for the two periods presented of approximately $125,000 and $2,000,000 respectively.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

(d)

Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At November 30, 2009, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the loss for the period of approximately $319,000.

(e)

Other price risks

The Company is exposed to equity price risk as a result of holding marketable securities in other exploration and mining companies (see Note 4).  These available for sale equities are valued at their fair market values as at the balance sheet date, with any unrealized gain or loss recorded in other comprehensive income or loss for the period.

11.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the period, $102,384 (Nov.30, 2008 - $102,135) were paid to directors for salary, consulting and Director’s fees. At November 30, 2009, $Nil was included in accounts payable (2008 - $10,284).

(b)

The Company received $33,571 (Nov.30, 2008 - $33,923) during the period from MAG Silver Corp. (“MAG”), a company with two directors in common and an officer in common. Amounts receivable at the end of the period includes an amount of $33,087 (2008 - $37,206 due from MAG). The Company has been notified by MAG that this agreement will be terminated with effect at December 31, 2009.

(c)

During the period the Company accrued or received payments of $6,000 (Nov.30, 2008 – $27,000) from West Timmins Mining Inc. (“WTM”), a company with three directors in common and an officer in common, for administrative services. Amounts receivable at the end of the period includes an amount of $19,088 (Nov.30, 2008 - $31,287 due from WTM). The Company has been notified by WTM that this agreement will be terminated with effect at December 15, 2009 due to the amalgamation by plan of arrangement between Lakeshore Gold and WTM.

(d)

The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the period ended November 30, 2009 the Company accrued or paid Anthem $21,836 under the office lease agreement (Nov.30, 2008 - $21,367).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

12.

CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as PTM RSA’s commitments, are as follows:

August 31, 2010	$ 51,347
August 31, 2011	10,162
August 31, 2012	1,694
$ 63,203

13.

SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Period Ended	Period Ended
	Nov. 30, 2009	Nov. 30, 2008
Amounts receivable	$ (299,218)	$ (95,944)
Prepaid expenses and other	15,891	48,909
Accounts payable	552,269	(314,007)
	$ 268,942	$ (361,042)

14.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

	November 30,	August 31,
	2009	2009

Canada	$ 36,713,287	$ 37,143,005
South Africa	30,758,619	29,927,793
	$ 67,471,906	$ 67,070,798

Substantially all of the Company’s capital expenditures are made in the South African geographical segment.

Results of Operations

	Period Ended	Period Ended
	Nov. 30, 2009	Nov. 30, 2008
Canada	$ 1,052,948	$ (1,782,683)
South Africa	(460,695)	(317,755)
	$ 592,253	$ (2,100,438)

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the quarter ended November 30, 2009

15.

SUBSEQUENT EVENTS

Subsequent to the end of the period the Company purchased Rand 94,890,511 at a rate of 7.3 Rand to each Canadian dollar for a total cost of $13.0 million.  Of the proceeds Rand 6.0 million was used for operations in South Africa and the balance was placed in an interest bearing account with Standard Bank.  The Company has begun to accumulate a cash position in Rand in preparation for settlement of an equalization payment due to Anglo Platinum (see Note 5).

Subsequent to the end of the period the Company sold its holding of 584,000 shares of Lake Shore Gold Corp. for net proceeds of $2,304,160.

Other non-material subsequent events may be disclosed elsewhere within these Financial Statements to January 14, 2010.